Exhibit 99.1

United Maritime Announces Completion of Strategic Divestment from Older Vessels with the Profitable Sale of its Oldest Capesize Vessel

September 30, 2025 – Glyfada, Greece – United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced today it has completed the divestment of its oldest Capesize vessel, M/V Goodship, finalizing the Company’s exit from vintage tonnage as part of its long-term fleet renewal plan.

On September 16, 2025, the 177,536 dwt Capesize vessel, M/V Goodship, built in 2005 in Japan, was delivered to its Far Eastern buyers, an unaffiliated third party. The net sale price of approximately $15.4 million is expected to generate net cash proceeds of approximately $8.2 million after the repayment of the associated debt and an accounting profit of approximately $0.6 million, which will be recorded in United’s third quarter financial results.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the successful sale of the 20-year-old M/V Goodship, divesting an aging asset at premium value. This transaction reflects our effective fleet management strategy, as we continue to capitalize on the favorable conditions in the secondhand market, strengthening our liquidity position, while at the same time improving the overall age profile of our fleet.

“The sale of the M/V Goodship follows the earlier sales of the 2004-built M/V Gloriuship and the 2006-built M/V Tradership, concluding our strategic exit from the ownership and operation of older dry bulk vessels. Further to these sales, the average age of United’s fleet has been reduced by approximately 3 years, to 12.7 years today. This transaction concludes our strategic exit from older tonnage and leaves us with a younger, leaner, and more commercially competitive fleet.

“Moreover, with cash reserves of over $20.0 million or $2.20 per share, excluding the considerable net value of its vessels and assets, United now holds ample firepower to pursue capital returns and strategic fleet growth.”

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of five dry bulk vessels, comprising two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 396,297 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece.

The Company’s common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and related hostilities in the region, China and Taiwan and between Russia and Ukraine; risks associated with the length and severity of pandemics, including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com